MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

July 3, 2008

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

July 3, 2008 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has taken the first steps toward reducing its El Salvador work force in preparation for a slow down in exploration and investment activity on its El Dorado, Santa Rita and Zamora-Cerro Colorado gold projects in El Salvador. This reduction in exploration activity will continue until such time as the Company’s long sought after mining permit for the El Dorado project is granted. The Company is continuing to seek an amicable resolution to the El Dorado permitting issue with the Government of El Salvador and will continue to pursue its rights under El Salvadoran law and CAFTA. In the meantime, Pacific Rim is shifting its generative exploration efforts out of El Salvador to Costa Rica and Guatemala; two jurisdictions that are geologically similar but more politically stable for mining investment.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has taken the first steps toward reducing its El Salvador work force in preparation for a slow down in exploration and investment activity on its El Dorado, Santa Rita and Zamora-Cerro Colorado gold projects in El Salvador. As the El Dorado drilling program consumed the bulk of the Company’s direct exploration costs in El Salvador, the Company believes it is prudent to reduce its drilling expenditures and suspend drilling activity for the time being. This reduction in exploration activity will continue until such time as the Company’s long sought after mining permit for the El Dorado project is granted. In the meantime, Pacific Rim is shifting its generative exploration efforts out of El Salvador to Costa Rica and Guatemala; two jurisdictions that are geologically similar but more politically stable for mining investment.

Pacific Rim is not abandoning its El Salvadoran assets and is continuing in earnest its wide- ranging diplomatic efforts to secure a mining permit for its flagship El Dorado gold project. The Company will continue to conduct the exploration work necessary to maintain its El Salvador properties in good standing. However, the Company can not continue to invest millions of dollars annually in advancing its El Salvador gold projects, particularly El Dorado, until such time as the Government of El Salvador signals its willingness to proceed with development of El Dorado by granting the mining permit. The Company’s rights in El Salvador are being ignored by the Government of El Salvador. Pacific Rim, through its independent operating subsidiaries, will continue to pursue those rights, relying on both El Salvadoran law and the Central American Free Trade Agreement (CAFTA).

Work Force Reductions
Pacific Rim has laid off 42 El Salvador-based employees effective June 30, 2008. The Company’s remaining 225 employees, including all senior management remain with the Company. Additional layoffs are likely if the permit issue is not resolved imminently.

El Dorado Permitting
Regulatory approval of the El Dorado EIS is the critical requirement for the assessment and approval of the Company’s El Dorado mining permit (also known as the exploitation concession) application. Nearly two-years have passed since the El Dorado EIS was submitted in its final form. MARN has failed to take action on approval of the EIS, thus preventing the Company from obtaining the El Dorado exploitation concession in a timely manner.

In good faith, Pacific Rim and its subsidiaries have met their responsibilities under El Salvadoran law. The Company is continuing to seek an amicable resolution to the El Dorado permitting issue with the Government of El Salvador and will continue to pursue its rights under El Salvadoran law and CAFTA. The Company has retained the Washington, DC legal firm of Crowell & Moring to represent it should it choose to proceed in the future with CAFTA arbitration proceedings.

Exploration
The Company’s El Dorado drilling program, focused on the Cerro Alto and La Luz veins in recent months, has intersected many blind gold-bearing veins. However, no new deposits at El Dorado have been delineated since completion of the Balsamo deposit drilling. A complete list of drill results from the El Dorado property is available on the Company’s website (at http://www.pacrim-mining.com/i/pdf/ED_complete_drill_results.pdf ), with the most recent results clearly indicated. Going forward and upon resumption of full-scale exploration at El Dorado, the Company intends to provide project updates on a quarterly basis, which will include any materially significant results and discoveries with complete drill results provided concurrently on the Company’s website.

The Company intends to continue limited exploration work at El Dorado, Santa Rita and Zamora-Cerro Colorado, as necessary to maintain its claims in good standing. The Company recently completed a 9-hole Phase 1 drill program at Santa Rita, thereby meeting its property maintenance obligations. Results from this program will be issued when available. Additional investment can not be justified on the Company’s El Salvador projects until the Government of El Salvador signals its willingness to proceed with its obligation to fully permit the El Dorado operation; a mine that will be environmentally clean, economically beneficial to all Salvadorans and socially responsible.

El Dorado Feasibility Study
Pacific Rim is proceeding with the El Dorado project feasibility study, which had been put on hold in February 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the updated study. Completion of the feasibility study will provide the Company and its shareholders with a mine plan for El Dorado based on the updated resource estimate and providing a measure of the project’s value based on the current prices of commodities and consumables.

The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

Generative Exploration

Pacific Rim is moving the focus of its highly successful grassroots exploration initiatives from El Salvador to Costa Rica and Guatemala. These two jurisdictions offer outstanding gold potential, like El Salvador, yet are more mining-knowledgeable and receptive to the economic development opportunities presented by mining industry investment in general, and Pacific Rim specifically.

Costa Rica recently fully re-opened the doors to responsible gold mining. This decision was anticipated by Pacific Rim, which had previously filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts, both epithermal vein systems with significant historic gold production. Drill targets on these projects will be evaluated in the coming months.

Pacific Rim will apply its proprietary geologic understanding of the relationship between low-sulfidation type epithermal gold deposits and the volcanic history of Central America to a grassroots reconnaissance effort in Guatemala. Two gold mines (both epithermal vein systems similar to the Company’s El Dorado and Santa Rita systems in El Salvador) have gone into production in the past few years in Guatemala along the Central American Gold Belt that hosts Pacific Rim’s El Salvador gold deposits. Guatemala has outstanding gold potential and has seen little modern exploration investment.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Ronda Fullerton, Corporate Secretary
(604) 689-1976

Item 8	Date of Report

July 3. 2008